Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: December 1, 2021

Background/Product Road map/differentiation

1.	So Reggie, Cvent was a public from August 2013 until November of 2016 when Vista took you private. Talk to us about what’s changed since 2016.

Hi Michael. It’s great to be here. This is the actually the first banking conference I’ve been to since March of 2016 so I might be a little rusty here.

We’ve had a ton of change since we announced going private. The first and most obvious is our scale. By Dec 2019, we were almost 3x bigger in terms of revenue and more than 3x bigger in terms of Adjusted EBITDA. We also more than doubled our headcount and grew our R&D team from 600 to 1,200. With this larger R&D team we built an entirely new event management platform called FLEX. 99% of our customers have now migrated to this new platform and the great thing is we added our virtual product on top of it. And so overall, we’re a much stronger company both in terms of our financial measures and in terms of strength of our products.

But not everything has changed. Some things have stayed consistent. For example, almost my entire original management team we had when we were public is with me today. The ability to execute with that level of consistency was driven by the strength of our business model, the rigor of our operations, and most importantly, our entrepreneurial drive hasn’t changed. These 3 tenets are the core of our culture and that hasn’t changed. If anything, I think it’s even stronger today coming through the challenges of the pandemic. Oh and by the way when we were public we beat and raised all 11 quarters and already in Q3 of this year, we beat and raised so I guess that hasn’t changed in our ability to execute.

2.	Okay. So talk to us a bit more about the products. What makes them so special? What is Cvent’s differentiation?

•

Great question, Michael. As I mentioned, our event management platform, FLEX, has been rebuilt from the ground up with a modern tech stack and what’s most exciting to me is that we built our brand new virtual module on top of this platform using the same code base and tech team. So it really is an integrated platform and that gives a single seamless experience for both the meeting planner and attendee.

•

Now, to drill a bit deeper within this unified platform, we have dozens of modules that have over 50 – 100 different features within them. In fact, some like our Registration module have over 500 features. We have a really deep platform that provides organizers the flexibility and power to execute on nearly any type of event whether its in-person, hybrid, or virtual – we have solutions for their Total Event Program.

•	This is a real differentiator in the marketplace because many of our competitors have a rollup strategy that leads to silo’ed data and disjointed interfaces.

3.	What does that mean? When you say the “Total Event Program” … help us that aren’t as familiar with your industry understand why that’s important?

•

Sure. First you need a platform that can help you with nearly every type of event for your total event program, which includes internal or external; small or large; simple or complex; recurring or once a year; domestic or global. It’s basically your entire event program. You not only need ot have the right tools with their entire event program but you need to be able to help them deliver it in-person, virtual, or hybrid.

•	For all these events you are executing you also need to help deliver an engaging experience for both the virtual and in-person attendees.

•

Lastly, you need to be able to nurture the leads generated at the event by taking all that event engagement data and integrating it into our customers MarTech stack in order to activate the sales & marketing team and to better understand their event ROI

4.

With COVID having significant impacts on your business (going virtual which has since seen success ($266M in bookings TTM), how do you view virtual moving forward as normalcy returns, and what is virtual’s role in returning to growth?

•

Virtual is definitely sticking around. Look in early 2020, event organizers had no choice but to embrace virtual. But, they quickly realized that virtual events were less expensive and brought incredible flexibility to the organizer and attendee so they ultimately started planning more of them. We believe there will be a number of events that stay 100% virtual like your up-leveled marketing webinars, trainings, and onboardings and a number of events that have a virtual component like your sales kickoffs, global townhalls, and customer user conferences. Virtual events have great benefits and they will certain stick around as normalcy returns.

•

But, look, 2020 and 2021 was all about virtual. 2022 and beyond is going to be all about hybrid. The thing is that every organization is going to need to offer what we call the triple threat – in-person, hybrid, and virtual. The reason why is because your attendees want to engage with you on their terms – sometimes they want to attend it virtually for an hour or two and sometimes they want to spend a full day with you.

•

The great thing about our platform is no matter how people meet in the future, whether its more virtual, in person or hybrid, our platform has the flexibility to be able to support any one of those delivery models.

•

So we will continue to grow no matter how our customers want to meet… in 2022 if in-person comes roaring back, we will expect our in-person modules to grow, if the new COVID variant makes its way to the US, we expect our virtual modules to grow. Either way, the top line benefits.

5.

With the Frost and Sullivan Study showing enterprises expect to spend 27% of their event technology spend in virtual, 26% in hybrid and 46% in-person (as % of event technology spend) – does that lend itself to a product road map or GTM focus given the mix of business today (12% of installed based has purchased virtual but almost half more than doubled spend and 60% avg uplift)

•

So we have to do both – with the massive opportunity in front of us, we believe now is the time to invest in our product roadmap and our GTM. In terms of our roadmap, we are going to continue to expand our platform and invest in R&D because we are still in the early innings of this multi year transformation. We are going to continue growing our 1,200-person technology team because there is lots of exciting innovation happening in the convergence of video at events, in attendee engagement, and in event marketing just to name a few.

•	In terms of GTM, we plan to continue to heavily invest in sales & marketing, both domestically and internationally.

•

The first six months after the pandemic we didn’t have a virtual product so we are still out there rebuilding our brand. We want to invest heavily and ensure that organizations know we are the one stop shop for in-person, virtual, and hybrid.

•	Look our opportunity has completely shifted with the pandemic and the forced digitization that our customers faced over the last 18 months has dramatically expanded our TAM.

Market Oppt:

6.	Cvent has noted a TAM of ~$30Bn – can you walk us through what areas of the market opportunity are most ripe for disruption?

•

Sure. So, one massive benefit from the pandemic was that it was really a catalyst for innovation and fueled a huge shift across the entire business landscape. Organizations and people really embraced technology. That has triggered a number of new opportunities ripe for disruption.

•

There are tons of areas that are ripe for disruption. First off our biggest competitor is still the manual processes. People are literally still using excel and outlook to organize events. You could say that manual processes are alive and kicking in our industry.

•

What a lot of people have done is they have used their IT person, which I fondly refer to as Ruvi, have built a back end system to do this. Or they’ve strung together 3 – 12 point solutions to help them organize their events. So the thing is that all these different methods are still ripe for disruption. That’s #1.

•

Another example is video. Pre-Pandemic, video and events were 2 distinct content creation opportunities within an organization. The pandemic created a convergence of video & events where now events are a leading contributor of video content in an organization. We actually just launched our first video product, Cvent Studio. Cvent Studio is a web-based solution that enables marketers and planners to produce broadcast quality content, that brings together virtual speakers with their in-person or virtual audience. Imagine producing a CNN like experience from your personal laptop, rather than using a multi million-dollar production studio. This product has really given the meeting planner or marketer an opportunity to become a creator & producer of high-quality videos. And because Cvent Studio is integrated into our event management platform, organizations can create and produce new, event like experiences, for recruiting, onboarding, training, and internal communications … think of global townhalls or employee in-weeks. Studio will eventually allow Cvent to power organizations live engagement channels beyond just events.

7.	With an expanded platform and sizeable TAM, coupled with success of competitors, what does the competitive landscape look like today?

•	As I mentioned before our TAM is $30B so there is plenty of room for multiple players.

•

From a competitive viewpoint, before the pandemic, we believed we were a global category leader. Look, candidly, when the pandemic hit, we didn’t have a virtual solution. Why? Because before the pandemic, virtual was a niche business. There wasn’t a huge demand for it. So what happened was a lot of these smaller virtual first companies filled in the gap when everyone had to quickly pivot to virtual. But, we pivoted our 1,100 person tech team and within 6 months we built our own virtual product. Now, we believe it’s a market leading product on its own but when you combine that with our entire platform, we think we have a big edge against our competitors because we can support all 3 delivery modes – virtual in person and hybrid, all on one unified platform.

•

Now, we break our event cloud competition into 3 buckets: point solutions, niche providers, and full platform providers. Competitors from the first two buckets generally don’t support the full event lifecycle nor do they support all 3 delivery modes… virtual, in-person, and hybrid. They also tend to lack some of the basic enterprise features such as sourcing, procurement, budgeting, and workflow. These are workflows that our enterprise customers demand. That’s one of the reasons over 50% of the Fortune 500 use Cvent.

•

For the competitors that directly compete with us with their version of a full platform, they generally lack scale, and we don’t believe there are any competitors that have the power of our hospitality cloud solution – and so that means they aren’t able to capture the network effects that comes from providing rich solutions to both event organizers and the hotels & venues that host the events.

•	The power of 1 unified platform that serves all users in the ecosystems is real and a true differentiator for us in the market.

8.	What are the primary vendors you run into in deals and does that vary by product type?

•	Our competitors do vary by product type. Let’s focus on virtual. Within virtual, we break our competition into 3 groups:

i.

Video Conferencing Providers: these are groups like Microsoft Teams & Webex. These are great platforms for basic meetings – think your 1:1s with your employees. But we believe an engaging virtual event should not look like the last internal meeting they just left. This is where video conferencing vendors fall short – they fail to bring the attendees broadcast quality experiences coupled with engaging tools.

ii.

Webinar Providers—they often have aging technology and have struggled to offer engaging, video-first formats demanded today. They are still stuck with a talking head over a PowerPoint. In addition, they too don’t support in- person or hybrid events and they only address one virtual event use case, webinars. They don’t have the functionality to do the complex virtual events. And just like the video conference providers they lack the basic enterprise features needed across your total event program.

iii.

Virtual Event Providers – these are platforms that were virtual first. They typically lack deep registration capabilities and are a platform in name only. because some of these companies went on an acquisition spending spree with little integration of all that they bought. When event processes don’t work together, it can lead to poor user experiences and data silos.

•	What sets Cvent apart from these groups is our 1 integrated platform.

LT Forecast

9.

You have forecasted for >20% CAGR through 2023 (and raised numbers on your initial guidance for 2H21), can you discuss the puts and takes that will drive that – is it mostly net new customers, up/cross sell more of the platform to your 23K+ customers?

•

When you think about the revenue growth projections we’ve provided for 2022 and 2023, keep in mind that we were approaching low 20% growth pre-pandemic – the core Cvent business, excluding acquisitions and Lanyon, was growing at 22% between 2017 and 2019, and the overall business, Cvent plus Lanyon, grew by 19% in 2019 and was on a trajectory to grow above 20% in the future, so low 20 percent growth is very reasonable given those compares

•	Additionally, our guidance for the fourth quarter of 2021 is 21.7% at the mid-point, so we are approaching our 2022/2023 expected growth rates as we exit 2021

•

In terms of what will drive our forecasted growth, the biggest piece will come from up/cross sell to our customers. When we apply the same methodology that Frost & Sullivan used when sizing our TAM, we arrive at a $2.7B billion opportunity across both of our clouds. In addition to using the Frost & Sullivan methodology, operationally, we also measure our share of wallet by calculating the TAM for each customer account individually. We feel confident that even if we never added another new logo, we see $2.7B of incremental opportunity within our existing client base. We will continue to focus on net new customers, but those take longer to drive growth because they typically start off small and we land and expand within them.

10.	What are the key trends/market dynamics that are driving adoption?

•

I used to be on the board of Marketo, before they sold to Adobe. The CEO of Marketo used to tell me that people didn’t understand marketing automation. They built some of their own tools and didn’t realize they needed one platform for automation, just like you need for your CRM or Finance. Now everyone knows you need one marketing automation tool so you marketing data is in one place.

•	That’s happening in our industry today – people are starting to realize you need one system.

•	Because you have to deliver in-person, virtual, and hybrid events across your total event program and it has to feed into your MarTech stack, you need 1 platform that can do it.

11.	Why do >50% customers have multi-year contracts?

•	Michael, it’s actually almost 60% of our customers that have multi-year contracts.

•

We do multi-year deal contracts because we’ve lived through the 01’ dot.com bust and 08’ financial recession. You never know how the economy is going to change so it’s great to have that visibility in your revenue. Pre pandemic, 95% of our revenue was for in-person events. Because of our business model and our MYD culture, our 2020 revenue was only down 13% and by the way our adj. EBITDA was up 600 basis points.

•

The other reason is when customers sign multi-year contracts both of you are vested in this and making it successful, so it changes your relationship from a transactional relationship to a long term relationship. This is one of the big reasons we’ve been in business for 22 years and we are continuing to grow aggressively.

India

12.	You have highlighted India as a secret tool kit for Cvent – can you walk us through your differentiation and opportunity there?

•

Yes, India is definitely our secret sauce. We started our India in 2004, about 17 years ago. Prior to the pandemic, I went to India for almost 2 straight months every year. The reason was we had almost 1,700 employees there. It really functions as our 2nd global HQ. Every department and sub-department is replicated there. We have a saying at Cvent: We went to India for cost, We stayed in India for value, and We’re now investing in India for innovation. And we plan to continue to grow it aggressively because it’s a huge competitive advantage

Margins

13.	EBITDA is strong with ~18% today, why is it expected to decline in the next two years (and dropped 13 ppts y/y in Q3), and how can you drive LT margin goal of 35%-40%

•

The year-over-year decline in the third quarter was due to the investments for growth we started to make in late 2020 as a result of the business beginning to recover and the extreme cost cutting we did in 2020 in response to COVID

•	Year-to-date adjusted EBITDA margin at 18.9% is consistent with the full year 2019 margin at 19.0%, which is a better compare because 2019 was pre-pandemic

•

We are projecting adjusted EBITDA margin to drop in 2021 and 2022 because as I mentioned before, we are investing for growth, especially in S&M and R&D, given huge greenfield opportunity created by virtual and hybrid

•	We believe we’ll be in a position to begin to pull back on the growth investments starting in 2023 and begin to expand margin

•

The long-term adjusted EBITDA margin target of 35% to 40% assumes a steady-state rate of growth, think 10 to 12%, not the high rate of growth we’re expecting for the next several years given the huge greenfield opportunity ahead of us

•	So, the increase in margin is the result of the economies of scale created by a much larger top-line and the lower level of investment needed to support a 10 to 12% growth rate business

•

Finally, keep in mind that we’ve operated the business at adjusted EBITDA margins north of 25% in two of the past four years – last year when our revenue growth us -13% and in 2017, when our adjusted EBITDA margin was 27%

•	So, the business model has the ability to generate much higher margins than what we have today

•

And, we’ve always been good stewards of capital. We’ve been profitable for the last 15 years. We know how to balance strong revenue growth and margin based on what we believe makes the most sense for the business, and we believe the right move today is to invest and bring margins temporarily down to create a much higher top-line annuity stream in the future

14.	GMs have declined ~5 ppts y/y (Q3s), can you talk through the puts and takes on why GM have compressed, and what do you need to do/can they re-expand to >80%?

•	There were two drivers of the drop in gross margin compared to the third quarter of 2020

•

First, our Onsite Solutions product has a lower margin than our pure software solutions because there are technical services and rental equipment components in addition to the Onsite Solutions software

•

Although not software revenue, these components are purchased along with the software and they are highly recurring – clients typically purchase these items during each contract cycle at the same volume and pricing as the prior contract

•

Clients do so because it’s imperative that their day of event activities are flawless, especially the first impression that attendees get at check in – so they contract with us to provide the technical support their event planners need to manage the technology aspect of their events

•

Second, the introduction of our new Attendee Hub product has decreased gross margin temporarily as our clients are using a higher amount of professional services currently due to the newness of our product and event planners unfamiliarity with running virtual events

•	We have improved the product a lot so it’s becoming easier to use so we have started to see the need for professional services decline for this reason

•

Our continuous focus on pushing self service capabilities in our products and in the ways we provide customer support for all of our products and moving more and more work to our India office, in addition to the higher scale that I just mentioned we’re assuming in our long-term margin targets, is why we believe our gross margin will re-expand to the upper 70’s

Dragoneer/SPAC

15.	How does the partnership with Dragoneer help you?

•

Let me frame this up, Michael. In Q1 of 2021, we had a -16% YoY growth. We knew we had a solid business and it wasn’t just a post-COVID bounce back story. And we found a partner who not only believed in us but also helped us get our narrative out. Dragoneer really spent the time to get to know our business, our metrics, and to understand why we are so excited about our future. And because they have a tremendous reputation of backing only the best quality software companies, it helped us get our story out there.

16.	How did you decide to go public via SPAC, and how has the process been as a public company?

•

Well we aren’t quite public yet! We actually just recently announced our expected stockholder vote on Dec 7, anticipated closing date on Dec 8, and closing on Dec 9. But re-entering the public markets has been a long but rewarding process.

•	We decided to go public via SPAC for 3 reasons:

i.

First, unlike an IPO, investors can have multiple meetings with you and actually do some due diligence. For example, several investors who invested met with us 2-3 times and these weren’t simple one-hour meetings. And because they were able to do some diligence, this allowed them to get to know our story better.

ii.	Second, strategics can invest in you. As you know Zoom put a substantial investment in Cvent through the SPAC process.

iii.	Third, we can give almost 3 years of forward guidance, and not just focus on what happened in 2020 & 2021. We think by giving you 2022 & 2023 guidance, it really helps understand our story better.

iv.

Lastly, and as I just mentioned, we found a great partner in Dragoneer. It’s great to be partnered with someone that has taken the time to understand the story and now has strong conviction on our business.

•

I also want to note that that unlike most other SPACs, the SPAC that we are doing this with – Dragoneer Growth Opportunities Fund II – does not have any warrants, so it is very investor friendly. We also think the structure is extremely efficient from a dilution perspective.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also be able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-

acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.